Rhino Resources, Inc.
424 Lewis Hargett Circle, Suite 250
Lexington, Kentucky 40503

June 17, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: H. Roger Schwall, Assistant Director

Re:                               Rhino Resources, Inc.
Application for Withdrawal of Registration Statement on
Form S-1 (Registration No. 333-150262)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Rhino Resources, Inc. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-150262), initially filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2008 and together with all amendments thereto (the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement, including the exhibits filed thereto, because the Company has determined not to pursue the initial public offering at this time due to market conditions.  The Commission has not declared the Registration Statement effective.  No securities of the Company have been sold under the Registration Statement.

If you have any questions, please contact Charles E. Carpenter of Vinson & Elkins L.L.P. at (212) 237-0219.

Sincerely,

Rhino Resources, Inc.

By:	/s/ RICHARD A. BOONE
Richard A. Boone
Senior Vice President and
Chief Financial Officer

cc: Charles E. Carpenter